FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Index

Item	Description of Item

1.	Market Announcement, October 24, 2006

2.	Notice to Debenture Holders, October 24, 2006

MARKET ANNOUNCEMENT

Listed Company

CNPJ No 06.981.180/0001-16

Avenida Barbacena 1200, 17th Floor, A1 Wing,

Belo Horizonte, Minas Gerais, 30190-131, Brazil.

ISIN: BRCMGDDBS009

Unibanco (União de Bancos Brasileiros S.A.), as Lead Manager of the Offer (defined below), hereby gives notice, pursuant to Article 53 of CVM Instruction 400 of December 29, 2003, as amended (“CVM Instruction 400”), that application was made to the CVM on June 29, 2006 for registry of the 1st Public Issue of Debentures issued by CEMIG Distribuição S.A. (“the Issuer” or “CEMIG Distribuição”) (“the Offer” or “the 1st Issue”).

1.     INFORMATION ABOUT THE OFFER

This Offer is carried out for the purposes of realization of the Obligatory Exchange of Debentures of the 3rd Issue of Companhia Energética de Minas Gerais (“CEMIG”) carried out under the Private Deed of the 3rd Public Issue of Non-Convertible Debentures in a Single Series Without Guarantee or Preference by CEMIG (“the 3rd CEMIG Issue”) entered into on June 14, 2004, as amended, for the Debentures (as below defined) of the 1st Issue of CEMIG Distribuição, with the consequent cancellation of the Debentures of the 3rd CEMIG Issue (“the Obligatory Exchange”).

The Offer will be the first issue of Debentures by CEMIG Distribuição, consisting of 23,042 (twenty three thousand and forty two) Debentures not convertible into shares, without guarantee, in a Single Series, with nominal unit value of R$ 10,871.6048 (ten thousand, eight hundred and seventy one point six zero four eight Reais) (“the Debentures”), totaling the amount of R$ 250,503,517.80 (two hundred and fifty million, five hundred and three thousand, five hundred and seventeen Reais and eighty centavos). The Debentures shall have a maturity of 96 months, from the Issue Date, thus maturing on the first business day of June 2014. The nominal value of the Debentures shall be updated by the variation of the IGP-M Inflation Index, plus remuneratory interest of 10.5% (ten point five per cent) per year, calculated in business days, on the basis of a year of 252 (two hundred and fifty two) days, from the Issue Date.

The Debentures of the present Offering are guaranteed through a guarantee given by CEMIG.

The 1st Issue of Debentures of CEMIG Distribuição was approved at the meeting of the Board of Directors of CEMIG Distribuição held on January 25, 2006, the decisions of which were ratified by the meeting of the Board of Directors held on June 29, 2006. The performance guarantee of this Offering has been given by CEMIG, at a meeting of the Board of Directors held on January 25, 2006.

The Obligatory Exchange will be carried out as specified in the Issue Deed of the 3rd CEMIG Issue, and the paying up of the Debentures shall be at sight, by exchange with the Debentures of the 3rd CEMIG Issue, on the terms of the Obligatory Exchange, and each Debenture of the 3rd CEMIG Issue shall correspond to 1 (one) Debenture of the 1st Debenture Issue of CEMIG Distribuição.

2.     INFORMATION ON THE PROCEDURES OF THE OFFER

Subject to the conditions specified in the Distribution Contract of the Offer, the Lead Manager shall carry out the public distribution of the Debentures on a best efforts placement basis.

In accordance with the provisions of the applicable regulations, the Lead Manager shall carry out the public distribution of the Debentures in accordance with a distribution plan adopted in compliance with the terms of §3 of Article 33 of CVM Instruction 400, in such a way as to guarantee: (i) that the treatment given to the investors is fair and equitable, (ii) that the investment is appropriate to the risk profile of the respective clients of the Lead Manager; and (iii) that any doubts on the part of the investors can be cleared up by a person designated by the Lead Manager.

The distribution plan shall be carried out in the following terms:

(i)                                     after obtaining of registry of the Offer at the CVM, the respective Announcement of Commencement shall be published;

(ii)                                  in view of the Obligatory Exchange, there will be no right of preference for subscription of the Debentures by the Issuer’s present stockholders;

(iii)                               also in view of the Obligatory Exchange, there shall be no minimum or maximum lots for subscription of the Debentures; and

(iv)                              in accordance with the terms of the Obligatory Exchange, only, and exclusively, the Debenture Holders of the 3rd CEMIG Issue will be served.

The maximum period for placement of the Debentures shall be 5 (five) business days from the date of publication of the Announcement of Commencement of the Offer.

The Debentures shall be registered for distribution in the primary market: (i) through the SDT (Securities Distribution System), administered by CETIP (the Custody and Settlement Chamber), based on the policies and guidelines set by ANDIMA (the National Association of Financial Market Institutions), settlement and custody being at the CETIP; and (ii) through the BOVESPAFIX system, administered by the São Paulo Stock Exchange (Bovespa) (“the BOVESPAFIX System”), settlement and custody being at the CBLC (Brazilian Settlement and Custody Company).

The Debentures shall be registered for trading in the secondary market: (i) through the SND (National Debentures System), administered by the CETIP, based on the policies and guidelines fixed by ANDIMA, settlement and custody being at the CETIP; and (ii) through the BOVESPAFIX System administered by BOVESPA, settlement and custody being at the CBLC.

3.              PRELIMINARY PROSPECTUS

The Preliminary Prospectus shall be available at the following addresses and Internet web pages:

CEMIG DISTRIBUIÇÃO S.A.

Avenida Barbacena 1200, 17th Floor, A1 Wing,
Belo Horizonte, Minas Gerais, Brazil.
www.cemig.com.br

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
Av. Barbacena 1200, Belo Horizonte, Minas Gerais, Brazil.
www.cemig.com.br

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

Av. Eusébio Matoso, 891, São Paulo, São Paulo State, Brazil.
www.unibanco.com.br/prospectos

COMISSÃO DE VALORES MOBILIÁRIOS – CVM

Rua Sete de Setembro 111, 5th Floor, Centro, Rio de Janeiro, RJ, Brazil, or

Rua Cincinato Braga 340, 2nd to 4th Floors, Edifício Delta Plaza, São Paulo, São Paulo.
www.cvm.gov.br

BOVESPAFIX- BOVESPA

Rua XV de Novembro 275, São Paulo, São Paulo State, Brazil.
www.bovespa.com.br

CÃMARA DE CUSTÓDIA E LIQUIDAÇÃO — CETIP

Av. República do Chile 230, 11th Floor, Centro, Rio de Janeiro, RJ, or
Rua Líbero Badaró 425, 24th Floor, Centro, São Paulo, São Paulo State, Brazil.
www.cetip.com.br

4.            COMPLEMENTARY INFORMATION

The Offering is subject to prior approval by the CVM. Complementary information about the Offering may be obtained from the Issuer and the Lead Manager at the addresses indicated above. The information contained in the Preliminary Prospectus will be the subject of analysis by the CVM and is subject to complementation or correction. The Final Prospectus of the Offering will be placed at the disposal of the investors in the locations referred to in item 3 above, as from the date of commencement of the distribution of the Debentures of the Offering. The information about the Offering and the Issuer is detailed in the Preliminary Prospectus.

Belo Horizonte, October 24, 2006

READ THE PROSPECTUS BEFORE ACCEPTING THE OFFER

The information included in the Preliminary Prospectus shall be the subject of analysis by the CVM, which has not yet issued a statement on the subject.

The Preliminary Prospectus is subject to complementation and alteration. The Final Prospectus will be placed at the disposal of investors at the addresses indicated in item 3 above at an appropriate time.

Registry of the present Offer does not imply any guarantee by the CVM of the truthfulness of the information presented or any judgment by the CVM about the quality of the company, nor on the Debentures to be distributed.

The present Public Offer or program was prepared in accordance with the terms of the Self-Regulation Code of ANBID for Public Offers for distribution and acquisition of securities, which has been registered at the 4th Registry Office for Securities and Documents of the district of São Paulo, São Paulo State, under No. 4890254, and the present Public Offer/program thus complies with the minimum standards of information contained in the Code, and ANBID has no responsibility for the said information, for the quality of the Issuer and/or the Offering party/ies, nor of the participating institutions nor the securities that are the subject of the present Public Offer/program.

Lead Manager

NOTICE TO DEBENTURE HOLDERS

CEMIG (Companhia Energética de Minas Gerais), a listed company holding public service concessions, with share securities traded on the Stock Exchanges of São Paulo, York and Madrid, in accordance with its commitment to best corporate governance practices, and as issuer of Debentures under the Private Deed of the 3rd Public Issue of Non-Convertible Debentures in a Single Series Without Guarantee or Preference of Companhia Energética de Minas Gerais – CEMIG, issued on June 14, 2004 as amended on June 25, 2004, July 1, 2004, August 23, 2004, April 28, and September 26, 2006 (“the 3rd CEMIG Issue”, “the Issue Deed” and “CEMIG”, respectively), hereby announces, jointly with UNIBANCO (União de Bancos Brasileiros S.A.), as Lead Manager, for the information of holders of the Debentures of the 3rd CEMIG Issue ( “the Debenture Holders”), that, at a meeting of the Board of Directors of CEMIG Distribuição S.A. (“CEMIG D”), held on January 25, 2006, the minutes of which were ratified by the meeting of the Board of Directors of CEMIG D held on June 29, 2006, approved the 3rd Public Issue of Non-Convertible Debentures in a Single Series Without Guarantee or Preference of Cemig Distribuição S.A. (“the CEMIG D Issue” and “the Debentures”) and a meeting of the Board of Directors of CEMIG held on January 25, 2006 approved the guarantee provided by CEMIG as specified in the Deed of the CEMIG D Issue.

I.             THE PRELIMINARY PROSPECTUS

Any Debenture Holders who wish to obtain more information on the CEMIG D Issue, and/or a copy of the Preliminary Prospectus, should visit the head offices of CEMIG D, UNIBANCO (União de Bancos Brasileiros S.A.) (“the Lead Manager”), or CETIP (the Custody and Clearance Chamber – “CETIP”), or the CBLC (the Brazilian Clearance and Custody Company – “CBLC”), or the Brazilian Securities Commission (Comissão de Valores Mobiliários) – “CVM”), as follows:

Cemig Distribuição S.A. – The Issuer

Av. Barbacena 1200, A1 Wing, 17th Floor.
30190-131 Belo Horizonte, MG, Brazil.

UNIBANCO - União de Bancos Brasileiros S.A. – Lead Manager

Avenida Eusébio Matoso 891,
05423-180, São Paulo, SP, Brazil.

CETIP - Câmara de Custódia e Liquidação

Rua Líbero Badaró 425, 24th Floor,
01009-000 São Paulo, SP, Brazil.

Companhia Brasileira de Liquidação e Custódia - CBLC

Rua XV de Novembro 275,
01013-001 São Paulo, SP, Brazil.

Comissão de Valores Mobiliários - CVM

Rua Sete de Setembro 111, 5th Floor,
Rio de Janeiro, RJ, Brazil.

Rua Cincinato Braga 340, 2nd to 4th Floors,
São Paulo, SP, Brazil.

The Preliminary Prospectus will also be available at the following web addresses:

WWW.CEMIG.COM.BR, WWW.UNIBANCO.COM.BR, WWW.CETIP.COM.BR, WWW.CBLC.COM.BR, and WWW.CVM.GOV.BR.

II.            INFORMATION ON DISTRIBUTION OF THE DEBENTURES

Under this CEMIG D issue there shall be issued 23,042 (twenty three thousand and forty two) Debentures, with unit value of R$ 10,871.6048 (ten thousand, eight hundred and seventy one point six zero four eight Reais), having total value of
R$ 250,503,517.80 (two hundred and fifty million, five hundred and three thousand, five hundred and seventeen Reais and eighty centavos), with Issue Date June 1, 2006.

It should be emphasized that, under Clause VII of the Issue Deed, the payment for subscription of the Debentures will be in the form of exchange for the Debentures of the 3rd CEMIG Issue (“the Obligatory Exchange”).

Further, as specified in the Issue Deed of the 3rd CEMIG Issue, the terms and conditions of the Debentures of the CEMIG D issued will be substantially equal to the terms and conditions established for the 3rd CEMIG Issue.

III.           INFORMATION ON THE PROCEDURE OF THE CEMIG D ISSUE

The Lead Manager will carry out the public distribution of the totality of the Debentures solely and exclusively to the Debenture Holders of the 3rd CEMIG Issue, on a best efforts distribution basis. The public placement of the Debentures will begin after grant of registry by the CVM of the CEMIG D Issue, the placement of the final prospectus of the CEMIG D Issue at the disposal of the investors and the publication of the announcement of commencement of the said Issue, and the maximum period for the placement of the Debentures will be 5 (five) business days, from the date of publication of the said announcement of commencement.

Also, the paying up of the Debentures will be at sight, in the form of exchange for Debentures of the 3rd CEMIG Issue and obeying the settlement procedures of CETIP or CBLC, as the case may be, and, in the case of the Obligatory Exchange, each Debenture of the 3rd CEMIG Series shall correspond to 1 (one) Debenture of the CEMIG D Issue.

In view of the Obligatory Exchange, and the fact that the CEMIG D Issue is destined exclusively for the Debenture Holders, CEMIG D and the Lead Manager will not carry out any presentations to investors (known as a “roadshow”).

The Debentures shall be registered for distribution in the primary market: (i) through the SDT (Securities Distribution System), administered by CETIP, based on policies and directives set by ANDIMA (the National Association of Financial Market Institutions “ANDIMA”), settlement and custody being at the CETIP; and (ii) through the BOVESPAFIX system, administered by the São Paulo Stock Exchange (Bovespa) (“the BOVESPAFIX System”), settlement and custody being at the CBLC.

The Debentures shall be registered for trading in the secondary market: (i) through the SND (National Debentures System), administered by CETIP, based on the policies and guidelines fixed by ANDIMA, settlement and custody being at the CETIP; and (ii) through the BOVESPAFIX System, settlement and custody being at the CBLC.

IV. COMPLEMENTARY INFORMATION

The Preliminary Prospectus contains information that is additional and complementary to this Notice to the Debenture Holders, and reading of it makes possible a detailed analysis of the terms and conditions of the CEMIG D Issue.

Under CVM Instruction 400 of December 29, 2003, as amended, the Issuer and the Lead Manager applied to the CVM on June 29, 2006 for registry of the CEMIG D Issue, and the CEMIG D Issue is subject to prior approval by the CVM.

“La presente Oferta Pública ha sido elaborada de acuerdo con lo establecido en el Código de Auto-Regulación de ANBID para las Ofertas Públicas de Colocación y Adjudicación de Valores, el cual se encuentra inscrito con el nº 4890254 en la Sección Cuarta del Registro de Valores, Títulos y Documentos del Distrito Judicial de la Ciudad de São Paulo, Estado de São Paulo, Brasil, cumpliendo de esta manera con los requerimientos mínimos de información establecidos en el mencionado código. ANBID no asume ninguna responsabilidad por la información relacionada con la presente Oferta Pública, ni tampoco por la solvencia de la Sociedad Emisora y/o de los oferentes, de las entidades intervinientes, o aún por la rentabilidad de los valores emitidos u ofertados.”

Belo Horizonte, October 24, 2006

Flávio Decat de Moura Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Flávio Decat de Moura
	Name:	Flávio Decat de Moura
	Title:	Chief Financial Officer and Investor
Relations Officer

Date: November 9, 2006